Exhibit 99.(a)(1)(B)

To:	Specified Employees
From:	David W. Copeland
Subject:	Important Information About Certain of Your Concho Resources Stock Option Grants
     You are receiving this e-mail because certain of your stock options are affected by Section 409A. Internal Revenue Code Section 409A imposes certain adverse tax consequences (including income taxation during the year of vesting, an additional 20% penalty tax and interest charges) on stock options that were granted at a discount from fair market value. Concho Resources is offering you by means of a tender offer (the “Offer”) the opportunity to amend certain terms of these stock options (the “Eligible Options”) to avoid the Section 409A impact on your Eligible Options relating to their grant at a discount from fair market value on the date of grant. The specific details of the Offer as well as some Frequently Asked Questions are included in the attached documents to this e-mail. Additionally, you will receive an Addendum to the Offer which will summarize each Eligible Option you hold. Participation in the Offer is optional, but may enable you to eliminate or reduce unfavorable tax consequences you may otherwise incur with respect to these Eligible Options under Section 409A and similar state tax laws.
ACTION ITEMS
     After reviewing the attached materials and your Addendum, if you wish to participate in the Offer, you will need to fill out, sign, and date the Election Form (included in the materials attached hereto) and submit the Election Form to Concho Resources. The Election Form must be received by Concho Resources via hand-delivery or delivery via overnight courier to David W. Copeland at Concho Resources, 550 W. Texas, Suite 1300, Midland, TX 79701 no later than 11:59 p.m., CST, on December 28, 2007.
CIRCULAR 230 DISCLAIMER
     The following disclaimer is provided in accordance with the IRS’s Circular 230 (21 CFR Part 10). Any tax advice contained in this email is intended to be preliminary, for discussion purposes only, and not final. Any such advice is not intended to be used for marketing, promoting or recommending any transaction or for the use of any person in connection with the preparation of any tax return. Accordingly, this advice is not intended or written to be used, and it cannot be used, by any person for the purpose of avoiding tax penalties that may be imposed on such person.